NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan


03045546


RECEIVED
DEC 22 2003

December 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures

Empowered by Innovation

NEC

NEC ELECTRONICS

A World-Leading Semiconductor Manufacturer

—Delivering differentiated semiconductor solutions



SEMIANNUAL REPORT
For fiscal year ending March 31, 2004

TO OUR SHAREHOLDERS



OVERVIEW

During the six months ended September 30, 2003, with the conclusion of major U.S. military operations in Iraq and the containment of the SARS outbreak, the global economy, particularly in the U.S., headed toward a gradual recovery. Japan's economy is recovering moderately as corporate earnings improve, although lingering issues still remain including protracted deflation and the sharp appreciation of the yen. Demands in the semiconductor market expanded due to an upturn in PC purchases and growing use of mobile handsets and digital audio-visual (AV) products, such as digital cameras, DVD recorders and flat-screen TVs.

For the first-half of the fiscal year ending March 31, 2004, NEC Electronics recorded combined net sales of ¥348.0 billion ($3,136 million), a year on year decline of ¥17.8 billion. This was mainly due to a decrease in sales for other category, which is not our core business, and a sharp fall in demand for semiconductors used in game consoles, despite favorable sales of semiconductors for use in mobile handset applications and automobiles. Nevertheless, income before income taxes rose ¥13.1 billion to ¥19.5 billion ($176 million). This primarily reflected decreased fixed costs including depreciation, and lower material costs. Net income rose ¥7.0 billion to ¥12.1 billion ($109 million).

RESULTS BY END-MARKET APPLICATIONS

Net sales of semiconductors for communications applications increased 97.7% year on year to ¥75.6 billion ($681 million). During the six months ended September 30, 2003, sales of semiconductors for mobile handsets jumped significantly. Net

Net Sales



(¥ billion)
400
300
200
100
0
Sept. 30, 2002
Sept. 30, 2003
Semiconductors
Other

Income Before Income Taxes



(¥ billion)
25
20
15
10
5
0
Sept. 30, 2002
Sept. 30, 2003

Net Income



(¥ billion)
15
10
5
0
Sept. 30, 2002
Sept. 30, 2003

ıles of semiconductors for computing and peripherals applica- ɔns were ¥64.7 billion ($583 million), a decrease of 8.9%, ɹe to sales decrease in semiconductors for HDD system LSIs ıd LCD driver-ICs used in color LCD monitors for PCs, though there was a strong demand for system LSIs for record- ›le DVD drives. Consumer electronics applications net sales ll by 53.3% to ¥40.9 billion ($368 million) from the corre- ›onding period of the previous fiscal year. The result reflected sharp drop in demand for game consoles and traditional con- ımer electronics applications, despite a strong performance in gital AV area. For automotive and industrial applications, net les were ¥42.2 billion ($380 million), an increase of 15.9% ɔm the corresponding period of the previous fiscal year. The ›plication area performed well especially with 32-bit micro- ›ntrollers for automobiles. Net sales of semiconductors for ulti-market ICs, and for discrete, optical, and microwave ›vices totaled ¥41.5 billion ($374 million) and ¥61.1 billion 551 million) respectively. Both of the application areas grew about 7% from the corresponding period of the previous ›cal year. Net sales of other category, which mainly consists of e resale of products other than semiconductors such as color ›Ds, decreased by 40.1% to ¥22.0 billion ($198 million). ΞC Electronics plans to continue downsizing this category, they are not a part of its core operations.

ƆOKING FORWARD

NEC Electronics, we strive to become our customers' partner choice by providing optimal semiconductor solutions based on vanced technologies. To fulfill our customers' needs, we offer ree kinds of solutions: Advanced Technology Solutions, System Solutions, and Platform Solutions. Measures are being taken to strengthen these solutions to better serve our customers. For example, by enhancing R&D marketing functions and promoting the reuse of technology, NEC Electronics is striving to make the development of leading-edge technology more profitable for Advanced Technology Solutions. For System Solutions, proposing optimal solutions to customers is of prime importance. NEC Electronics is focusing on training system engineers capable of making business proposals that incorporate the perspective of customers and end-users. We are also focusing on developing common design platforms and individual IP cores for each application areas, as well as the adoption of design tools that shorten the time needed for R&D. In Platform Solutions, where delivering general-purpose products to a wide range of customers is required, we are working on building enhanced Web-based services and a strong sales network worldwide. Furthermore, improving the level of productivity and quality also remains a high priority issue.

As a world's leading semiconductor company, NEC Electronics is committed to bringing new values to our customers and shareholders. Going forward, we will continue to pursue the management speed and corporate culture necessary to respond to changes in an ever-intensifying global market.

October 2003



Kaoru Tosaka
President


otal Assets
billion)
800
600
400
200
0
Mar. 31, 2003
Sept. 30, 2003


Shareholders' Equity
(¥ billion)
400
300
200
100
0
Mar. 31, 2003
Sept. 30, 2003


R&D Expenses & Capital Expenditures
(¥ billion)
60
40
20
0
Sept. 30, 2002
Sept. 30, 2003
R&D Expenses
Capital Expenditures


Breakdown of Semiconductor Net Sales by End-Market Application
(%)
19%
22%
13%
20%
13%
13%
Sept. 30, 2003
Communications
Computing and Peripherals
Consumer Electronics
Automotive and Industrial
Multi-Market ICs
Discrete, Optical and Microwave Devices

CONDENSED COMBINED BALANCE SHEETS

NEC Electronics Corporation and Subsidiaries
As of March 31, 2003 and September 30, 2003

	Millions of yen		Thousands of U.S. dollars
ASSETS	March 31, 2003	September 30, 2003 (Unaudited)	September 30, 2003 (Unaudited)
Current assets:			
Cash and cash equivalents	¥ 78,216	¥ 187,574	$ 1,689,856
Notes and accounts receivable, trade	124,263	88,205	794,640
Allowance for doubtful notes and accounts	(406)	(530)	(4,775)
Loans receivable	2,890	10,497	94,568
Inventories	77,077	73,290	660,270
Deferred tax assets	8,285	10,100	90,991
Prepaid expenses and other current assets	4,895	5,716	51,495
Total current assets	295,220	374,852	3,377,045
Investments:			
Marketable securities	5,368	7,642	68,847
Investments, other	2,776	2,481	22,351
	8,144	10,123	91,198
Property, plant and equipment:			
Land	17,797	17,774	160,126
Buildings	233,004	231,289	2,083,685
Machinery and equipment	881,567	882,405	7,949,594
Construction in progress	9,107	10,854	97,784
	1,141,475	1,142,322	10,291,189
Accumulated depreciation	(852,471)	(852,977)	(7,684,477)
	289,004	289,345	2,606,712
Other assets:			
Deferred tax assets	49,635	46,712	420,829
License fees and other intangibles	11,194	11,249	101,342
Other	2,292	1,117	10,063
	63,121	59,078	532,234
	¥ 655,489	¥ 733,398	$ 6,607,189

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥111=U.S.$1.

The combined financial data as of March 31, 2003 in this semiannual report have been prepared in accordance with accounting principles generally accepted in the United States of America on a basis that reflects the historical combined financial statements of NEC Electronics assuming that it had existed as a stand-alone company for all periods prior to the corporate separation on November 1, 2002.

IABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2003	Millions of yen September 30, 2003 (Unaudited)	Thousands of U.S. dollars September 30, 2003 (Unaudited)
urrent liabilities:			
Short-term borrowings	¥ 21,297	**¥ 21,291**	**$ 191,811**
Current portion of long-term debt	5,038	**3,794**	**34,180**
Current portion of obligation under capital leases	1,105	**908**	**8,180**
Notes and accounts payable, trade	127,455	**112,634**	**1,014,721**
Accounts payable, other and accrued expenses	44,028	**37,681**	**339,468**
Accrued income taxes	8,153	**4,505**	**40,586**
Other current liabilities	9,801	**7,296**	**65,730**
Total current liabilities	216,877	**188,109**	**1,694,676**
ong-term liabilities:			
Long-term debt	88,791	**87,772**	**790,739**
Obligation under capital leases	5,554	**5,192**	**46,775**
Accrued pension and severance costs	100,030	**99,915**	**900,135**
	194,375	**192,879**	**1,737,649**
inority shareholders' equity in subsidiaries	5,310	**4,704**	**42,378**
areholders' equity:			
Common stock:			
Authorized—400,000,000 shares			
Issued and outstanding			
March 31, 2003 —100,000,000 shares	50,000		
September 30, 2003—123,500,000 shares		**85,955**	**774,369**
Additional paid-in capital	216,744	**275,589**	**2,482,784**
Retained earnings	1,672	**13,788**	**124,216**
Accumulated other comprehensive income (loss)	(29,489)	**(27,625)**	**(248,874)**
	238,927	**347,707**	**3,132,495**
Treasury stock, at cost:			
September 30, 2003—150 shares		**(1)**	**(9)**
	238,927	**347,706**	**3,132,486**
	¥655,489	**¥733,398**	**$6,607,189**

CONDENSED COMBINED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC Electronics Corporation and Subsidiaries
For the six months ended September 30, 2002 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Sales and other income:			
Net sales	¥365,864	**¥348,044**	**$3,135,532**
Gain on sales of property, plant, and equipment and investments in securities and other	2,246	**1,311**	**11,810**
Interest and dividend income	210	**182**	**1,640**
	368,320	**349,537**	**3,148,982**
Costs and expenses:			
Cost of sales	259,727	**232,093**	**2,090,928**
Research and development	49,461	**50,388**	**453,946**
Selling, general and administrative	42,426	**40,301**	**363,072**
Interest	1,266	**801**	**7,216**
Other	9,012	**6,434**	**57,964**
	361,892	**330,017**	**2,973,126**
Income before income taxes and minority interest in losses of subsidiaries	6,428	**19,520**	**175,856**
Provision for income taxes	2,700	**8,198**	**73,856**
Income before minority interest in losses of subsidiaries	3,728	**11,322**	**102,000**
Minority interest in losses of subsidiaries	(1,418)	**(794)**	**(7,153)**
Net income	5,146	**12,116**	**109,153**
Comprehensive income:			
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(3,831)	**(1,598)**	**(14,396)**
Minimum pension liability adjustment	1,365	**2,128**	**19,171**
Unrealized gains (losses) on marketable securities	(1,901)	**1,398**	**12,595**
Unrealized gains (losses) on derivative financial instruments	—	**(64)**	**(577)**
Other comprehensive income (loss)	(4,367)	**1,864**	**16,793**
Comprehensive income (loss)	¥ 779	**¥ 13,980**	**$ 125,946**
Retained earnings:			
Balance at beginning of period	¥ —	**¥ 1,672**	**$ 15,063**
Net income	—	**12,116**	**109,153**
Balance at end of period	¥ —	**¥ 13,788**	**$ 124,216**

	Yen		U.S. dollars
	2002	2003	2003
Pro forma net income per share	¥ 51.46		
Net income per share		**¥ 110.35**	**$ 0.99**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥111=U.S.$1.

The combined financial data for the six months ended September 30, 2002 in this semiannual report have been prepared in accordance with accounting principles generally accepted in the United States of America on a basis that reflects the historical combined financial statements of NEC Electronics assuming that it had existed as a stand-alone company for all periods prior to the corporate separation on November 1, 2002.

:ONDENSED COMBINED STATEMENTS OF CASH FLOWS

:C Electronics Corporation and Subsidiaries
r the six months ended September 30, 2002 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
et cash provided by operating activities			
Net income	¥ 5,146	**¥ 12,116**	**$ 109,153**
Depreciation and amortization	42,141	**37,561**	**338,387**
Other	25,515	**11,030**	**99,370**
	72,802	**60,707**	**546,910**
et cash used in investing activities	(38,005)	**(37,626)**	**(338,973)**
'ee cash flow	34,797	**23,081**	**207,937**
et cash provided by (used in) financing activities	(30,444)	**86,788**	**781,874**
'fect of exchange rate changes on cash and cash equivalents	(650)	**(511)**	**(4,604)**
et increase in cash and cash equivalents	¥ 3,703	**¥109,358**	**$ 985,207**

;EGMENT INFORMATION

:C Electronics Corporation and Subsidiaries
' the six months ended September 30, 2002 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
iles to external customers by market application:			
Communications	¥ 38,236	**¥ 75,600**	**$ 681,081**
Computing and Peripherals	70,998	**64,707**	**582,946**
Consumer Electronics	87,419	**40,855**	**368,063**
Automotive and Industrial	36,432	**42,232**	**380,469**
Multi-market ICs	38,785	**41,498**	**373,856**
Discrete, Optical and Microwave Devices	57,208	**61,130**	**550,721**
Other	36,786	**22,022**	**198,396**
Total	¥365,864	**¥348,044**	**$3,135,532**
:ographic information:			
:t sales:			
Japan	¥242,417	**¥214,150**	**$1,929,280**
United States of America	32,933	**34,428**	**310,162**
Europe	29,045	**37,395**	**336,892**
Asia	61,469	**62,071**	**559,198**
Total	¥365,864	**¥348,044**	**$3,135,532**
:ographic profit (loss):			
Japan	¥ 15,409	**¥ 21,181**	**$ 190,820**
United States of America	(3,444)	**950**	**8,559**
Europe	393	**851**	**7,667**
Asia	1,892	**2,280**	**20,540**
Total	¥ 14,250	**¥ 25,262**	**$ 227,586**

te: Attributed to geographic areas based on the country location of NEC Electronics Corporation or subsidiaries.

INVESTOR INFORMATION

Company Name
NEC Electronics Corporation

Headquarters
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan

Established
November 1, 2002

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Japan toll free: 0120-175-417
Other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listing
Tokyo Stock Exchange

Composition of Shareholders

Japanese Corporations		88.6%
	NEC Corporation	70.0%
	Financial Institutions	18.1%
	Securities Companies	0.3%
	Other Corporations	0.2%
Japanese Individuals and Others		2.6%
Foreign Investors		8.8%

(As of September 30, 2003)

NEC Electronics Corporation
Investor Relations
Corporate Communications Division
Corporate Strategic Planning Unit
Tel: +81 44-435-1664
Fax: +81 44-435-1870
e-mail: ir@necel.com
http://www.necel.com/en/ir/

CAUTIONARY STATEMENTS
The statements in this semiannual report with respect to NEC Electronics' current plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC Electronics' markets, which are primarily Japan, Asia, North America and Europe; demand for, and competitive pricing pressure on, NEC Electronics' products and services in the marketplace; NEC Electronics' ability to continue to win acceptance for its products and services in these highly competitive markets; and fluctuations of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC Electronics makes significant sales.

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81 44-435-5111
http://www.necel.com/


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